UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65165

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Capital Partners, LLC and Subsidiary

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

205 Oser Avenue
(No. and Street)

Hauppauge	NY	11788
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony Simone
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony Simone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Capital Partners, LLC and Subsidiary, as of December 31, 20 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEIRDRE GALLAGHER
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN SUFFOLK COUNTY
NO. 01GA6048742
MY COMMISSION EXPIRES 10/02/20 23

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✓ (o) Independent Auditor's Report Regard with Exemptive provisions of SEC Rule 15c3-3

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN CAPITAL PARTNERS, LLC
AND SUBSIDIARY
(A LIMITED LIABILITY COMPANY)
Consolidated Financial Statements
December 31, 2020
(Filed Pursuant to Rule 17a-5(e)(3) Under the
Securities Exchange Act of 1934)

CONFIDENTIAL TREATMENT REQUESTED



American Capital Partners, LLC

MEMBER FINRA, SIPC, MSRB

AMERICAN CAPITAL PARTNERS, LLC
AND SUBSIDIARY

Table of Contents
December 31, 2020

RAICH
ENDE
MALTER & CO. LLP

CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
American Capital Partners, LLC and Subsidiary
Hauppauge, New York

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of American Capital Partners, LLC and Subsidiary as of December 31, 2020, the related consolidated statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of American Capital Partners, LLC and Subsidiary as of December 31, 2020, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of American Capital Partners, LLC and Subsidiary's management. Our responsibility is to express an opinion on American Capital Partners, LLC and Subsidiary's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to American Capital Partners, LLC and Subsidiary in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information on pages 13 and 14 has been subjected to audit procedures performed in conjunction with the audit of American Capital Partners, LLC and Subsidiary's consolidated financial statements. The supplemental information is the responsibility of American Capital Partners, LLC and Subsidiary's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 13 and 14 is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
We have served as American Capital Partners, LLC and Subsidiary's auditor since 2009.
New York, New York
March 1, 2021

 **PrimeGlobal** | *An Association of Independent Accounting Firms*

AMERICAN CAPITAL PARTNERS, LLC
AND SUBSIDIARY

Consolidated Statement of Financial Condition
December 31, 2020

ASSETS		
Cash and cash equivalents	$	2,541,851
Receivable from clearing broker - net		1,297,683
Deposit with clearing organization		100,000
Securities owned - at fair value		96,041
Loan receivable - related party		4,816,283
Other assets		64,078
Total assets	$	8,915,936
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Compensation and benefits payable	$	1,343,897
PPP Loan payable		172,987
Accounts payable, accrued expenses, and other liabilities		1,597,697
Deferred income		2,291,667
		5,406,248
Member's Equity		3,509,688
Total liabilities and member's equity	$	8,915,936

AMERICAN CAPITAL PARTNERS, LLC
AND SUBSIDIARY

Consolidated Statement of Operations
For the Year Ended December 31, 2020

Revenues	
Commissions	$ 17,108,492
Investment banking	3,644,483
Net loss from securities trading and investment accounts	(383,728)
Interest	195,256
Other income	250,000
Total revenues	20,814,503
Expenses	
Clearing and broker charges	991,357
Employee compensation and benefits	14,463,262
SIPC and regulatory fees	127,628
Professional fees	877,401
Management fees	3,256,000
Communications and technology	87,627
Other	215,115
Total expenses	20,018,390
Net Income	$ 796,113

See notes to consolidated financial statements.

AMERICAN CAPITAL PARTNERS, LLC
AND SUBSIDIARY

Consolidated Statement of Changes in Member's Equity
For the Year Ended December 31, 2020

Balance - January 1, 2020	$	2,713,575
Net Income		796,113
Balance - December 31, 2020	$	3,509,688

AMERICAN CAPITAL PARTNERS, LLC
AND SUBSIDIARY

Consolidated Statement of Cash Flows
For the Year Ended December 31, 2020

Cash Flows from Operating Activities	
Net Income	$ 796,113
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Noncash employee compensation	2,604
Other Income	(250,000)
(Increase) decrease in operating assets	
Receivable from clearing broker - net	(392,688)
Securities owned - at fair value	(22,907)
Other assets	(22,074)
Increase (decrease) in operating liabilities	
Compensation and benefits payable	607,476
Accounts payable, accrued expenses, and other liabilities	617,799
Deferred income	250,000
Net Cash Provided by Operating Activities	1,586,323
Cash Flows from Investing Activities	
Loan receivable - related party	(202,928)
Net Cash Used by Investing Activities	(202,928)
Cash Flows from Financing Activities	
Proceeds from PPP Loan	172,987
Net Cash Provided by Financing Activities	172,987
Increase in Cash and Cash Equivalents	1,556,382
Cash and Cash Equivalents - beginning of year	985,469
Cash and Cash Equivalents - end of year	$ 2,541,851
Supplemental Disclosure of Cash Flow Information	
Cash paid for:	
Interest	$ 5,372

1- **ORGANIZATION AND NATURE OF BUSINESS**

American Capital Partners, LLC ("ACP") was organized in New York as a limited liability company. ACP is wholly owned by Century Management, LLC ("Parent"), which is wholly owned by ACP Capital Holdings Corp ("ACPHC"). ACP is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

ACP is engaged in broker-dealer activities involving a general securities business on an agency and riskless principal basis throughout the United States of America and globally. ACP earns commissions for the purchase and sales of securities. These transactions related to equity and debt securities are cleared through ACP's clearing broker on a fully disclosed basis and therefore exempt from SEC Rule 15c3-3. ACP also conducts proprietary trading activities for its own account through the clearing broker.

The Company's business also includes providing investment banking services.

ACP Investments, LLC ("ACPI"), the wholly-owned subsidiary, is a limited liability company, formed pursuant to New York Limited Liability Company Law and is registered with the New York State Department of Financial Services to offer insurance products.

2- **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

a. **Basis of Presentation** - The consolidated financial statements include the accounts of ACP and ACPI (collectively the "Company"). All material intercompany balances and transactions have been eliminated in consolidation.

b. **Cash and Cash Equivalents** - The Company has defined cash equivalents as highly liquid investments with original maturities of less than three months at date of purchase that are not held for sale in the ordinary course of business.

c. **Securities Transactions** - Securities transactions and the related revenue and expenses are recorded on the trade date, as if they had settled. Securities owned are recorded at fair value.

d. **Revenue Recognition**

   i. *Significant Judgments* - Revenue from contracts with customers includes commission income and fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

ii. *Brokerage commissions* - The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

iii. *Investment banking* - The Company enters into arrangements with pooled investment vehicles (funds) to distribute membership interests to investors. The Company may receive placement fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of membership interests to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Placement fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods. The Company underwrites securities for business entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point. Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues are recorded. In the event that transactions are not completed and the securities are not issued, the Company immediately expenses those costs.

e. **Employee Loans and Advances** - The allowance on employee loans and advances, if any, is based on management's evaluation of the collectability of the individual employee's outstanding balance.

f. **Income Taxes** - The Company is a single member limited liability company that is treated as a disregarded entity for federal and New York State income tax purposes. As such, ACPHC is required to report the Company's income or loss on its consolidated income tax returns. The company has no uncertain tax positions. ACPHC files federal and New York State tax returns. The earliest tax year that is subject to examination by these taxing authorities is 2016.

g. **Use of Estimates** - The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America ("U.S.GAAP") requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

h. ***Lease Accounting*** - The Company adheres to the lease accounting guidance in Accounting Standards Update No. 2016-02, Leases (Topic 842) ("ASC Topic 842"). The Company has elected the package of practical expedients permitted in ASC Topic 842. Accordingly, the Company accounted for its existing operating lease as an operating lease under the new guidance, without reassessing (a) whether the contract contains a lease under ASC Topic 842, (b) whether classification of the operating lease would be different in accordance with ASC Topic 842, or (c) whether the unamortized initial direct costs before transition adjustments (as of December 31, 2020) would have met the definition of initial direct costs in ASC Topic 842 at lease commencement. The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Company elected to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred. The Company's lease obligations are deemed to be short term. As such, there was no impact on the financial statements upon adoption.

i. ***Credit Losses*** - Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).The Company investment banking fees and commissions (including, but not limited to, receivables related to brokerage commissions) as impacted by the new guidance. ASC 326 specifies that the company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening stockholder's equity as of January 1, 2020. Accordingly, the Company recognized no adjustment upon adoption.

j. ***Paycheck Protection Program*** – The Company has elected to record this loan under ASC 470, Debt, and in the event that the Company is successful in receiving forgiveness, will treat the qualifying amounts as a gain upon extinguishment as noted in ASC 405, Liabilities.

3 - RECEIVABLE FROM AND PAYABLE TO CLEARING BROKER

The clearing and depository operations for the Company's and customers' securities transactions are provided by the clearing broker pursuant to a clearing agreement. At December 31, 2020, the amount due from the clearing broker represents cash maintained at the clearing broker and commission revenue and margin interest earned as an introducing broker for transactions of its customers, net of clearing expenses.

Receivable from and payable to the clearing broker at December 31, 2020, consist of the following:

	Receivable (Payable)
Fees and commissions receivable	$ 1,687,499
Payable to clearing broker	(389,816)
Receivable from clearing broker - net	$ 1,297,683

Pursuant to the clearing agreement, the Company may offset receivable and payable balances in the accounts held at the clearing broker.

4 - FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1 - Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access at the measurement date.

Level 2 - Inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 - Unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following is a description of the valuation methodology used for assets measured at fair value:

• Marketable equity securities are valued at the closing price reported in the active market in which the individual securities are traded.

• Money market funds are valued at their amortized cost, which approximates its fair value.

• Restricted equity securities for which quotations are not readily available are valued at fair value, as determined by the Company's management. Restricted equity securities issued by publicly traded companies are generally valued at a discount to similar publicly traded equity securities.

The following table shows assets measured at fair value on a recurring basis as of December 31, 2020 and also the level within the fair value hierarchy used to measure each category of assets.

	(Level 1)	(Level 2)	(Level 3)	Total
Securities owned:				
Cash Equivalents-Money Market Fund	$ -	$ 546,595	$ -	$ 546,595
U. S. Equities	96,041	-	-	96,041
	$ 96,041	$ 546,595	$ -	$ 642,636

5 - OTHER ASSETS

Other assets consist of the following at December 31, 2020:

Employee loans and advances	$	27,000
Prepaid expenses and other		34,935
Commissions receivable		2,143
	$	64,078

Employee advances are made on a short-term basis and do not bear interest. Funds loaned to certain employees are both short term and long term in nature, and are charged interest at 4.4% per annum. During 2020, $2,102 of employee loan principal and $502 of accrued interest were forgiven and included in employee compensation expense.

6- LINE OF CREDIT NOTE - BANK

At December 31, 2020, ACP had a $50,000 line of credit facility with a financial institution. There was no outstanding balance under this credit facility at December 31, 2020. Advances under this note bear interest at either the prime rate, LIBOR plus 2.25%, or a negotiated rate, at the Company's option.

7- DEFERRED INCOME

At December 31, 2020 and for the year then ended, the Company reflects in the Consolidated Statement of Financial Condition a deferred income liability of $2,291,668. For the year ended December 31, 2020 the Company reflects $250,000 of other income in the consolidated statement of operations representing twelve months of amortization at a monthly rate of $20,833. In addition, the Company recorded deferred income from affiliates related to investment banking.

8- CONTINGENCIES

The Company is subject to claims which arise in the ordinary course of business which are the result of lawsuits, arbitrations, and regulatory inquiries. The Company has affirmative defenses and is vigorously defending such claims. The ultimate outcome of the foregoing claims cannot be predicted with certainty, in the opinion of management. The Company has recorded an estimated reserve of $750,000 inclusive of legal and settlement costs, if any, related to these claims based on information provided by outside legal counsel in accrued expenses. Management of the Company, after consultation with outside legal counsel, believes the resolution of these various claims will not result in any material adverse effect on the Company's financial position.

9- RELATED PARTY TRANSACTIONS

The Company has entered into a short term expense sharing agreement with its Parent. For the year ended December 31, 2020, the Parent charged the Company management fees of $3,256,000, to cover the costs of salaries, rent, and operating expenses. The Company recorded fee revenue from entities managed by related parties, which represents approximately 96% of investment banking revenue for the year ended December 31, 2020. The Company has a loan receivable from Parent that is unsecured, bears interest at a rate of 2.37%, and matures in December 2028. Interest income on the loans receivable for the year ended December 31, 2020 amounted to $195,256 and is included in interest and dividends on the consolidated statement of operations.

10- 401k PLAN

The Parent sponsors a 401(k) Plan which covers substantially all employees of the Parent and the Company who meet the eligibility requirements as defined in the plan document. The participants may

contribute a portion of their eligible compensation up to the maximum dollar amount allowed by law. The Parent may make matching contributions for any plan year on behalf of each participant. The Parent will determine the amount of each matching contribution to be made for any plan year. In addition, the Parent may make discretionary contributions in an amount determined at its own discretion. The Parent matches 25% of employee contributions up to 8% of the employee's annual salary. The Parent allocated the applicable expense to the Company.

11- NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital, as defined, of $608,339 which was $395,566 in excess of its required net capital of $212,773. The Company's net capital ratio was 5.25 to 1.

Summary financial information of assets, liabilities and member's equity of the subsidiary at December 31, 2020 which has not been consolidated in the form X-17-A-5 part IIA filed by the Company is as follows:

Assets	$	0
Liabilities		0
Member's equity		0

12- OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Company transacts its business with customers located throughout the United States of America and globally.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash with financial institutions. At times, during the year, balances

have exceeded the Federal Deposit Insurance Corporation ("FDIC") insurance limits. At December 31, 2020, the Company had $2,077,997 in excess of the FDIC insurance limit.

13 - **PAYCHECK PROTECTION PROGRAM LOAN AND COVID-19**

The World Health Organization characterized the COVID-19 virus as a global pandemic on March 11, 2020. The duration and economic impact of this pandemic are uncertain. At this time, management is unable to quantify its potential effects on the operations and financial performance of the Company.

In May 2020 ACP received their PPP Loan, the Company obtained funding through the Small Business Administration ("SBA") Paycheck Protection Program ("PPP") of $172,987 and it is recorded as PPP loan payable at December 31, 2020. The loan will be fully forgiven if the funds are used for payroll costs, interest on mortgages, rent, and utilities, with at least 60% being used for payroll. The Company did use the funds for these expenses during the year ended December 31, 2020. In the coming months, the Company will be applying for loan forgiveness on the PPP funds received. The Company anticipates that the entire loan balance of $172,987 of ACP Loan will be forgiven, and will be recognized as income at that time. Principal and interest payments on any unforgiven portion of the PPP loan will be deferred to the date the SBA remits the borrower's loan forgiveness amount to the lender or, if the borrower does not apply for loan forgiveness, ten months after the end of the borrower's loan forgiveness covered period. No collateral or personal guarantees were required for the loan. This PPP loan would bear an interest rate of 1% and a maturity of two years, which can be extended to up to five years if the Company and lender agree.

Management has treated the PPP loan amount as an addition to net capital in computing net capital pursuant to temporary relief granted by FINRA due to the COVID-19 pandemic.

AMERICAN CAPITAL PARTNERS, LLC
AND SUBSIDIARY

Supplemental Information - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2020   *Schedule I*

COMPUTATION OF NET CAPITAL

Member's equity	$ 3,509,688
Additions	
Deferred Income	2,041,667
Deductions	
Non-allowable assets - assets not readily convertible to cash:	
Customer debits	29,595
Other assets	4,880,361
Net Capital Before Haircuts on Securities Positions	641,399
Haircuts on Securities	
Money Market Funds	14,474
Equity Securities	18,586
	33,060
Net Capital	$ 608,339
Aggregate Indebtedness	
Total Liabilities	$ 5,406,248
Exclusions from aggregate indebtedness	2,214,655
Aggregate indebtedness	$ 3,191,593

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Requirement - 6.67% of aggregate indebtedness	
	$ 212,773
Net Capital Requirement - greater of	
minimum net capital requirement or $100,000	$ 212,773
Excess Net Capital	$ 395,566
Ratio of Aggregate Indebtedness to Net Capital	5.25 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited form X-17A-5 part IIA as of December 31, 2020.

AMERICAN CAPITAL PARTNERS, LLC
AND SUBSIDIARY

Supplemental Information - Exemptive Provision
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2020 ***Schedule II***

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as of December 31, 2020 in accordance with Rule 15c3-3(k)(2)(ii).

**AMERICAN CAPITAL PARTNERS, LLC
AND SUBSIDIARY
(A LIMITED LIABILITY COMPANY)**
*Report of Independent Registered Public Accounting Firm
Regarding Management Statement of Compliance with the
Exemption Provisions of SEC Rule 15c3-3
For the Year Ended December 31, 2020*





RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
American Capital Partners, LLC and Subsidiary
Hauppauge, New York

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with the Exemption Provisions of SEC Rule 15c3-3, in which (1) American Capital Partners, LLC and Subsidiary identified the following provisions of 17 C.F.R. §15c3-3(k) under which (1) American Capital Partners, LLC and Subsidiary claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provision") and (2) American Capital Partners, LLC and Subsidiary stated that American Capital Partners, LLC and Subsidiary met the identified exemption provision throughout the most recent fiscal year without exception and (3) American Capital Partners, LLC and Subsidiary is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to investment banking revenues, commissions from mutual funds, and insurance and annuity products which were received directly outside of clearing broker accounts, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about American Capital Partners, LLC and Subsidiary's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statement. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
March 1, 2021

PrimeGlobal | An Association of Independent Accounting Firms

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH THE EXEMPTION PROVISIONS OF SEC RULE 15C3-3

American Capital Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed [an]exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions of 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to investment banking revenues, commissions from mutual funds, and insurance and annuity products which were received directly outside of the clearing broker accounts, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

American Capital Partners, LLC

By:

_____

Anthony Simone
Chief Financial Officer
March 1, 2021

AMERICAN CAPITAL PARTNERS, LLC
AND SUBSIDIARY
(A LIMITED LIABILITY COMPANY)
Report of Independent Registered Public Accounting Firm on Applying
Agreed-Upon Procedures to
Schedule of Assessment and Payments (Form SIPC-7)
December 31, 2020

RAICH
ENDE
MALTER CO. LLP

CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
American Capital Partners, LLC and Subsidiary
Hauppauge, New York

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by American Capital Partners, LLC and Subsidiary and the SIPC, solely to assist you and SIPC in evaluating American Capital Partners, LLC and Subsidiary's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. American Capital Partners, LLC and Subsidiary's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on American Capital Partners, LLC and Subsidiary's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of American Capital Partners, LLC and Subsidiary and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
March 1, 2021

 **PrimeGlobal** | *An Association of Independent Accounting Firms*

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **12/31/2020**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

10*20*******1367*********************MIXED AADC 220
65165 FINRA DEC
AMERICAN CAPITAL PARTNERS LLC
205 OSER AVE
HAUPPAUGE, NY 11788-3710

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 27,352

B. Less payment made with SIPC-6 filed (**exclude interest**) (11,060)

7/27/2020
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 16,292

E. Interest computed on late payment (see instruction E) for______days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 16,292

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $__________

H. Overpayment carried forward $(__________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

American Capital Partners LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 16th day of February, 2021.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2020**
and ending **12/31/2020**

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 20,814,503

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.   383,727

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.   5,372

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions   389,099

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   2,043,128

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   832,013

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

_____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 93,902

Enter the greater of line (i) or (ii)   93,902

Total deductions   2,969,043

2d. SIPC Net Operating Revenues $ 18,234,599

2e. General Assessment @ .0015 $ 27,352

(to page 1, line 2.A.)

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